Exhibit 4.62

SECOND SUPPLEMENTAL AGREEMENT

THIS SECOND SUPPLEMENTAL AGREEMENT dated March 8, 2020 (the "Contract Date") is to amend the HOSTING AGREEMENT made on July 9, 2019 and SUPPLEMENT AGREEMENT made on Oct 7, 2019, between 1151203 B.C. Ltd ("Host") and 1215542 B.C. LTD ("Client") that was executed by Songhua Zhang and Xiaofeng Peng

Both Host and Client mutually agree to the following amendments:

(1) As of the Effective Date below, Host and Client (collectively, the Parties) agree to change the Hosting Fee to CAD 0.0675/khw. This rate change is also applicable to UMining, an affiliate of Client.

(2) Both partied agreed that as of January 15th 2020, the total outstanding Hosting Fee due to the Host is CAD 2,416,790.89 among which Client agrees to settle CAD 1,200,000.00 within 10 business days after the Contract Date (the "Pay Date"). Upon the Pay Date and Host's receipt of CAD 1,200,000.00 from Client, this SECOND SUPPLEMENTAL AGREEMENT shall become effective (Effective Date), and then the Host shall show Client the mining history, trade history of Client's server from 2019/12/03 5:30PM (Montreal time). In respect of the balance amount CAD 1,216,790.89, it shall be paid partially in installments ("Installment Payment"). Within 24 hours after Client paid each Installment Payment, Host shall transfer to Client such number of bitcoin as derived by dividing (x) the each Installment Payment by (y) the market price of the bitcoin on such Minute as recorded on Host's bank account when Host received each Installment Payment, until Client have paid all the balance. If there are remaining bitcoins in the wallet when Client have paid the balance, Host must immediately return all the remaining bitcoins to Client.

(3) Client also agrees to pay the full amount of Security Deposit, which is the less of one month Hosting Fee: CAD 710,367.42,(9504 Miners), or the tax rebate that the client received. Client agrees to pay deposit within 5 business days after Client receives its earliest and very first tax return. As of the Effective Date, Host shall fully support the client to follow up Canada Revenue Agency or Quebec Revenue Agency, or the accounting firm, or Client's bank account manager, to follow up the time of delivery of the fund of the tax return. Host also reserves the right to pursue this payment of Security Deposit through other solutions described in the original Hosting Agreement.

(4) Host has no right to increase its Hosting Fee from C$0.0675/kwh at effective date, unless mutually agreed by both parties; or under the terms in the original HOSTING AGREEMENT; or item (8) in this SECOND SUPPLEMENTAL AGREEMENT.

(5) Each invoice is due and payable upon receipt. Host will issue invoices to Client 10 days earlier before the invoice date. In the event of any non-payment in full of any invoice by Client by the due date, interest shall accrue on the amount of the balance at the rate of 15% per annum, and Host reserves the right to suspend all Services and all actions in the original HOSTING AGREEMENT made on July 9, 2019. If any delays or insufficient payment occurs in the future, Host has the right to cancel the new Hosting Fee in this Agreement and change it back to the original rate in HOSTING AGREEMENT mentioned above.

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(6) Host reserves the right to suspend all Services in the event that Client fails to pay these invoices as required pursuant to this SUPPLEMENTAL AGREEMENT, or the HOSTING AGREEMENT signed before. After sending a notice to Client, Host may also, without resorting to legal process, take immediate possession of all Client Servers then being hosted by Host, and take any action to recover its loss.

(7) Based on the market situation and business nature, both Host and Client agree to shut down the Client Servers month by month and return them to Client at Client's sole cost and risk. At the same time, the corresponding part of the unused Security Deposit shall be credited to Client's next bill as well. The actual quantities of Client Servers to be shut down and returned shall be based on Host's sole business decision, and the up limit of quantities for each month are as the following:

February 2020: 1,330 server;	March 2020: 1,330 server;	April 2020: 2,000 server;
May 2020: 2,660 server;	June 2020: 2,660 server;

(8) Client promises to buy new model server consuming no-less-than 2MW power, to be hosted at Host's facility. The Host rate will start at C$0.0675/kwh, and will discount to C$0.07 when the ratio of Bitcoin USD Price/Bitcoin Network Terahash Rate goes to or lower than 4,709: 150,000,000, and continue to discount to C$0.0675/kwh when this ratio reaches or lower than 4,455 : 160,000,000, Host agrees to notify Client in writing prior to such rate increase.

(9) This SECOND SUPPLEMENTAL AGREEMENT may be executed (by original or electronic) by the Parties in one or more counterparts, each of which shall be considered an original and one and the same agreement, and shall become effective when the SECOND SUPPLEMENTAL AGREEMENT has been properly executed by both Parties.

IN WITNESS WHEREOF, the Parties have executed this SECOND SUPPLEMENTAL AGREEMENT as of the Effective Date.

Host: 1151203 B.C. Ltd.	Client: 1215542 B.C. Ltd.

Per: /s/ Songhua Zhang	Per: /s/ Xiaofeng Peng
Name: Songhua Zhang	Name: Xiaofeng Peng
Title: Director	Title: CEO

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